Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Geoship SPC
12255 Red Dog Rd
Nevada City, CA 95959
geoship.is

Up to $1,069,999.20 in Common Stock at $0.54
Minimum Target Amount: $9,999.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Geoship SPC
Address: 12255 Red Dog Rd, Nevada City, CA 95959
State of Incorporation: WA
Date Incorporated: January 24, 2014

Terms:

Equity

Offering Minimum: $9,999.72 | 18,518 shares of Common Stock
Offering Maximum: $1,069,999.20 | 1,981,480 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.54
Minimum Investment Amount (per investor): $305.10

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

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Voting Proxy.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

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Perks*

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BONUS SHARES PERKS (EARLY INVESTORS)

– Invest in first 9 days and receive 45% bonus shares.

– Invest in first 18 days and receive 36% bonus shares.

– Invest in first 27 days and receive 27% bonus shares.

– Invest in first 36 days and receive 18% bonus shares.

– Invest in first 45 days and receive 9% bonus shares.

– Invest in first 54 days and receive 6% bonus shares.

– Invest in first 63 days and receive 3% bonus shares.

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FREE DOME PERK (ALL INVESTORS)**

If we reach our $1 million dollar goal — 3 Investors will be randomly selected to receive one free bioceramic dome.

**Terms

1) One entry for every share purchased.

2) Winners will be selected through a transparent lottery within 90 days of completion of this fundraise.

3) Domes delivered at start of full scale production (2021/2022).

4) Award of Geoship Bioceramic Dome is contingent upon Geoship successfully starting production.

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DOME DISCOUNT PERKS (ALL INVESTORS)

Invest > $999 — for early access to reservations and a $499.50 dome discount.

Invest > $9,999 — for early access to reservations and a $4,999.50 dome discount.

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*All perks occur when the offering is completed.

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The 10% Bonus for StartEngine Shareholders

Geoship SPC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.54/ share, you will receive 110 Common Stock, meaning you'll own 110 shares for $54. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Geoship is a material science and construction technology company operating as a Washington State Social Purpose Corporation. We design and produce affordable regenerative bioceramic composite homes. Our social purpose is to create tools for healthy living in community in harmony with the land. We envision a world in which everyone has a home and sense of belonging.

Affordable housing, homelessness, and climate change are global crises. There is a severe need for innovations in material science and construction technologies.

Geoship functions as a vertically integrated homebuilder and consumer brand. We source raw minerals from a commodities market and deliver finished homes. The buying process begins with a refundable reservation deposit, then a down payment for design work, another payment at production start, and final payment upon shipping. Geoship then cooperates with contractors to perform site work, installations, and finish work. In the future, Geoship plans to reclaim our own raw minerals (green mining, carbon capture, and reclaimation of waste streams from deasilnation, sewage treatment, etc) and supply bags of bioceramic to industry partners for a wide variety of applications across the built environment.

Competitors and Industry

Geoship is a vertically integrated home building company. Our regenerative architecture technology bridges the gap between the affordable housing, green building, and wellness markets. Geoship serves the wellness and green building

markets with geodesic auxiliary dwellings and ecologically or spiritually focused retreat centers. Geoship sells tiny, small, and medium sized homes to help fill the critical gap in affordable housing. The company is also collaborating with giant technology corporations and local governments to build transitional villages and transcend homelessness across the nation.

There are only a small handful of vertically-integrated construction companies, and they've all been founded in the last 3-5 years—Regen Villages, Revolution Precraft, Blokable, Icon3D, and Katerra. Geoship is in a slightly earlier development stage than these companies. Our technology is also more disruptive because we're using a new material science, a multi-stakeholder cooperative business model, and entering the market with an unconventional and iconic design.

Current Stage and Roadmap

Geoship has not yet delivered finished product to customers. We are currently building the third generation of our geodesic panel prototype, and have built one full size dome engineering prototype. Our next step is to build our minimum lovable dome and begin pilot production (2-3 domes/month). As a supplmental plan we're developing ceramic materials for spray-on fireproofing applications, monolithic ceramic roof systems, cast in place/tilt up wall structures, and potentially many other applications across the built environment.

The Team

Officers and Directors

Name: Morgan Bierschenk

Morgan Bierschenk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Director, CEO
  Dates of Service: January 24, 2014 - Present
  Responsibilities: Morgan founded Geoship and runs daily operations. His primary responsibilities are strategic execution, vision, and culture/brand. Salary (after fundraise): $90,000. Equity compensation: 10,000,000 shares of common stock.

Name: Bastiaan Kools

Bastiaan Kools's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Secretary, Creative Director
  Dates of Service: December 12, 2016 - Present

Responsibilities: Co-Founder and Creative Director. Primary responsibilities include product design, vision, and culture/brand. Salary (after close of fundraise): $90,000. Equity compensation - 4,000,000 stock options vesting over 5 years.

Other business experience in the past three years:

- **Employer:** ArtEZ Institute of the Arts
  Title: Teacher
  Dates of Service: September 01, 2014 - February 01, 2017
  Responsibilities: Teach Design Research and Public Space

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
Geoship has not yet completed product development. By investing in Geoship now, you are investing in a vision, because you believe in the team, market, and technology. An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
Our cost estimates are only estimates because Geoship has yet to finish product development. In order for Geoship to meet its financial projections of $125M in revenue by 2024, the company has to produce and sell at least 900 small homes per year. This is approximately 0.07% of the current US single family housing market. In other words, you are betting that approximately one in one thousand home buyers will chose to build bioceramic domes rather than conventional homes. Or that bioceramic

domes will attract new buyers who are currently renting or buying used homes rather than new construction. There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company, based upon financial projections and comparisons to similar companies. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The company is owned by founders who are on a mission to build a better world that nourishes the human spirit. The founders are stewards and plan to establish a perpetual purpose driven trust that governs Geoship. This means it's extremely unlikely or impossible that Geoship will ever be acquired by an existing corporation. Geoship does plan to establish a market for it's securities to provide an exit for investors. However this market does not currently exist and there may never be one.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational bioceramic dome or that the dome may never be used for housing. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the product development stage and have only manufactured a prototypes for our bioceramic dome. Delays or cost overruns in the development of bioceramic domes and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying proxies the voting right back to the Geoship Founders. This means that you will have no rights in dictating on how the Company will be run. Geoship intends to set up a liquid democracy platform so that the voice of all investors will be heard and voting will be done on a 'one person one vote' basis. Investors who own more shares will not have more votes. Additionally, investors will not be the only stakeholders. Customers, nature trustees, and Geoship employees will also have voting rights. However, the liquid democracy platform does not yet exist, and may never exist. So you are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that by building a brand and continuing to earn more media, bioceramic domes will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Geoship was formed on 1/4/2014. The founders have been boot strapping the company for over 5 years and Geoship was in "stealth mode" for the first 4 years. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Geoship has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that bioceramic domes are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other

mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Morgan Bierschenk	10,000,000	Common Stock	60.0
Bastiaan Kools	4,000,000	Common Stock	24.0

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, SAFE with $1.5M CAP, SAFE with $3M CAP, and SAFE with $4M CAP. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,981,480 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 16,660,000 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount of common stock outstanding of 16,660,000 shares includes 6,000,000 in granted, but unvested or unexercised stock options.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

The voting rights of any future class of preferred stock designated by the board of directors may be designated at a future time.

Material Rights

"The shares of said preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of

series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

Within any limits stated in these Articles or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

The authority herein granted to the Board of Directors to determine the relative rights and preferences of the preferred stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Unless otherwise expressly provided in the designation of the rights and preferences of a series of preferred stock, a distribution in redemption or cancellation of shares of common stock or rights to acquire common stock held by a former employee or consultant of the corporation or any of its affiliates may, notwithstanding RCW 23B.06.400(2)(b), be made without regard to the preferential rights of holders of shares of that series of preferred stock.

SAFE with $1.5M CAP

The security will convert into Preferred stock and the terms of the SAFE with $1.5M CAP are outlined below:

Amount outstanding: $78,500.00
Maturity Date: January 01, 2100
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $1,500,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

Note: *as of December 30, 2019, $75,000 of the $78,500 is pending a conversion into a $54,000 debt with 8% annual interest and a pre-purchased dome.*

This Safe is the "SAFE Valuation CAP, No Discount" form available at http://ycombinator.com/documents

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of:

(1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or

(2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

(b) Liquidity Event . If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount ") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the " Conversion Amount ").

SAFE with $3M CAP

The security will convert into Preferred stock and the terms of the SAFE with $3M CAP are outlined below:

Amount outstanding: $45,000.00
Maturity Date: January 01, 2100
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

This Safe is the "SAFE Valuation CAP, No Discount" form available at http://ycombinator.com/documents (It has not been modified.)

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

(b) Liquidity Event . If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount ") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the " Conversion Amount ").

SAFE with $4M CAP

The security will convert into Preferred stock and the terms of the SAFE with $4M CAP are outlined below:

Amount outstanding: $30,000.00
Maturity Date: September 11, 2019
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: $4,000,000.00
Conversion Trigger: Equity Financing or Liquidity Event

Material Rights

This Safe is the "SAFE Valuation CAP, No Discount" form available at http://ycombinator.com/documents (It has not been modified.)

1. Events

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount ") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the " Conversion Amount ").

What it means to be a minority holder

As a minority holder of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding

could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $45,400.00
  Use of proceeds: Product Development and Market Validation
  Date: September 10, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $68,100.00
  Use of proceeds: Material and equipment purchases, product development, and market validation.
  Date: November 22, 2017
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $200.00
  Number of Securities Sold: 2,000,000

Use of proceeds: Administrative
Date: July 26, 2017
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $67,072.00
  Number of Securities Sold: 132,000
  Use of proceeds: In-kind rent
  Date: December 31, 2018
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $49,720.00
  Use of proceeds: Product development and marketing
  Date: November 16, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $30,000.00
  Use of proceeds: Administrative, legal, and market development.
  Date: September 11, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $10,000.00
  Use of proceeds: Product development and administrative
  Date: January 02, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company is pre-revenue and has been incurring expenses to support the design and production of affordable regenerative bioceramic composite homes. Research and development cost when from $17,080 in 2016 to $55,246 in 2017, up 223%, and went down 60% to $21,647 in 2018. Total operating expenses increased from $73,785 in 2018 to $92,386 in 2019. However, these dollar amounts do not reflect work completed. The two primary founders have both been working 70 hours/week continuously for over 3+ years for equity and little to no cash (other than a nominal stipend).

Historical results and cash flows:

As discussed above, the company is pre-revenue. The company operating expenses have been $70,000 to $100,000 annually. R&D costs decreased from 2017 to 2018 mainly because of a decrease of 61% in research and development cost. The decrease was due to the company having remaining materials from 2017 to use in 2018. The company's net loss also went down from a loss of $97,510 in 2017 to $73,572 in 2018 to $54,593 in 2019 as the company was able to reduce its costs.

The company has been using the money from SAFEs convertible notes and the loans from its founders to finance operations. However, in 2019, the company signed a contract with Zappos, its first customer for $35,000 in revenues. The company plans to open reservations again in 3-4 months and to start pilot production in 6-9 months from the closing of the fundraise. Pilot production will bring revenue of approximately $60k to $120k per month. Reservation deposits will go into an escrow account.

Management is confident about the company success as Bioceramic domes are a naturally viral product. We have very exciting projects in the pipeline like our "Homes For The Domeless" program. Geoship enters the market as a visionary community building brand. We partner with corporations and cities to house the homeless and generate awareness for our regenerative technology and business model.

Geoship's first mover advantage, proprietary manufacturing technology, revolutionary product, cooperative business model, and network of allies in the regenerative economy are just a few of the long-term competitive advantages.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 18th, 2020, the company has about $140,000 cash in the bank. The company anticipates receiving a loan of $1,000,000 from a dome village customer, secured by the land Geoship is purchasing. Geoship is paying cash for 106 acres of commercial land in Nevada City, CA for a price of about $500,000. The loan is expected to close in April 2020, while escrow is expected to close on the land in May 2020.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign provide support for our company operations however we have other funds and capital resources available. We anticipate the campaign to provide approximately 50% of the total funds the company will have. With the other 50% coming from private lenders and accredited investors. Additionally the company plans to apply for various government grant and stimulus packages, also from corporate sponsors.

Currently the company is bootstrapping, with minimal friends/family investment. Because the founders are working for equity rather than cash, the burn rate is very low. The business can sustain itself indefinitely but additional capital is required to complete product development and begin pilot production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company will be viable regardless of the campaign. We anticipate the campaign to provide approximately 50% of the total funds the company will have. With the other 50% coming from private lenders, corporate sponsors, and government organizations. Currently the company is bootstrapping, with minimal friends/family investment. Because the founders are working for equity rather than cash, the burn rate is very low. The business can sustain itself indefinitely but additional capital is required to complete product development and begin pilot production.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise only the minimum, the company will continue bootstrapping and find ways to operate indefinitely.

How long will you be able to operate the company if you raise your maximum funding goal?

We are seeking to raise up to $1,070,000 through Regulation Crowdfunding, and at least $1,100,000 from mission aligned private lenders and accredited investors. With a successful raise we can complete development of our minimum viable product (minimum lovable dome), and begin pilot production. We can also hire additional supporting staff, especially a strong design, engineering, and manufacturing team.

Additionally, the company is purchasing land, and beginning planning and

permitting, in order to scale from pilot production to full production in 2021. The full production plant and design campus is planned to for 200-400 employees, 50,000 sqft of production space, 50,000 sqft of office space, and around 40 residences. The Geoship campus will appear to be a village, with domes of all sizes clustered throughout the land, in harmony with nature.

If we raise our maximum funding goal, the company will have a runway of 9-12 months. However, if after 6 months we find ourselves behind schedule, this runway could be extended to 18 months.

This timeline is based on our plans. When we raise $1M our goal will be to begin pilot production of 2-4 of our smallest (200sf) bioceramic domes per month (Annual Revenue Run Rate of $1M to $2M). We will also allocate capital to filing patents. We expect it to take 6-12 months from the time we close the $1M fundraise to begin pilot production.

We will also allocate some capital toward developing hyper-realistic virtual tours and video content for the larger domes and whole geodesic villages - to generate additional earned media and increase our reservation/sales pipeline.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are additional future sources of capital available to our company. We anticipate low interest loans and various incentives from corporate sponsors and government organizations. The company is also raising equity capital from strategic accredited investors. Once we are in production, Geoship will be more established and the risk may be lower. This will open new sources of debt financing and incentives, including construction loans, reservation deposits, additional corporate sponsorships, and government incentives. Because Geoship is addressing the crises of affordable housing, homelessness, and climate change, we anticipate a great deal of government incentives becoming available, especially with the passing of a "green new deal". Government incentives could include grants, tax breaks, factory construction, discounted loans, and environmental credits

Indebtedness

- **Creditor:** Bastiaan Kools
  Amount Owed: $200.00
  Interest Rate: 0.0%
  Maturity Date: January 03, 2023
  On January 3, 2017, the company signed a simple loan agreement with one of its founders' Bastiaan Kools in the amount of $200. The loan carries no interest and matures after 72 months from the date of agreement.

- **Creditor:** Asgeir Andri Guomundsson
  Amount Owed: $1,000.00
  Interest Rate: 0.0%
  Maturity Date: January 03, 2023
  On January 3, 2017, the company signed a simple loan agreement with Asgeir Andri Guomundsson in the amount of $1,000. The loan carries no interest and matures after 72 months from the date of agreement.

- **Creditor:** Morgan Bierschenk
  Amount Owed: $18,491.00
  Interest Rate: 0.0%
  Maturity Date: July 27, 2023
  On July 27, 2017, the company signed a simple loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491. The loan carries no interest and matures after 72 months from the date of agreement.

- **Creditor:** SAFE Noteholders
  Amount Owed: $163,220.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 0001
  From 2016 to 2018, the company received money from investors in the form of safe notes that will later be converted into Preferred or Common Stock at an equity event. None of SAFEs are converted as of December 30, 2019.

- **Creditor:** Jeff Mendelsohn
  Amount Owed: $54,000.00
  Interest Rate: 8.0%
  Maturity Date: January 01, 0001
  The debt is currently being converted from a $75,000 SAFE investment. The SAFE holder plans to convert the SAFE into (i) a 54,000 loan with a 8% interest that must be repaid by 4% of the company's annual revenue and (ii) a pre-purchased dome as specified by the holder. Actual terms have not been finalized.

Related Party Transactions

- **Name of Entity:** Bastiaan Kools
  Relationship to Company: Director
  Nature / amount of interest in the transaction: On January 3, 2017, the company signed a simple loan agreement with one of its founders' Bastiaan Kools in the amount of $200.
  Material Terms: The loan carries no interest and matures after 72 months from the date of agreement.

- **Name of Entity:** Morgan Bierschenk

Relationship to Company: Director
Nature / amount of interest in the transaction: On July 27, 2017, the company signed a simple loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491.
Material Terms: The loan carries no interest and matures after 72 months from the date of agreement.

- **Name of Entity:** Jeff Mendelsohn
  Relationship to Company: Advisor
  Nature / amount of interest in the transaction: The transaction is currently being converted from a $75,000 SAFE investment. The SAFE holder plans to convert the SAFE into (i) a 54,000 loan with a 8% interest that must be repaid by 4% of the company's annual revenue and (ii) a pre-purchase Dom as specified by the holder.
  Material Terms: Actual terms have not been finalized.

- **Name of Entity:** Asgeir Andri Guomundsson
  Relationship to Company: Advisor
  Nature / amount of interest in the transaction: On January 3, 2017, the company signed a simple loan agreement with Asgeir Andri Guomundsson in the amount of $1,000.
  Material Terms: The loan carries no interest and matures after 72 months from the date of agreement.

Valuation

Pre-Money Valuation: $8,996,400.00

Valuation Details:

We prepared a costing model and financial projections based on our demonstrated customer demand, and our expected profit margins. We applied a terminal valuation multiple of 10x EBITDA which is significantly lower than comparable companies.

To further justify our valuation, we compared Geoship to other vertically integrated homebuilding companies. The conditions were a) company is founded in the last 5 years b) company manufactures prefabricated buildings, performs architectural services, and performs general contracting. We only know of 4 other companies like this. The first is Katerra, founded in 2015 Katerra has already raised $1.2B over 7 rounds of venture financing, and is reported to be currently valued at $4B. The second is Blokable. Blokable raised a $6M seed round at an estimated valuation of $18M to $36M. Blokable then raised a $30M series A at an estimated valuation of $90M to $180M. The third is Icon3D. Icon raised a $9M seed round at an estimated valuation of $27M to $54M. The fourth is Revolution Precrafted. Revolution's seed funding came from the founder. The company then raised a $15M series A at a valuation of $234M.

Based on these comparable, we expect Geoship's valuation to be significantly higher than the current valuation once we begin pilot production in 6-12 months. We believe it's possible that Geoship does not need to raise additional equity capital. Because the company is addressing affordable housing, homelessness, and climate change, a great deal of debt financing and subsidies could be available. Based on this information we believe Geoship's $9M valuation is fair.

The Company set its valuation internally, without a formal-third party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We will generate more earned media, and promote it on social networks. We will develop some better video content and partnerships to help us share it far and wide.

If we raise the over allotment amount of $1,069,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  8.0%
  Nationwide educational campaign to build brand awareness.

- *Working Capital*
  25.5%
  Working capital to cover critical expenses like rent, meals, software fees, and legal/accounting. Founders will continue to draw minimal subsistence salaries, until the company raises at least $500K.

- *Product Development*
  63.0%
  We will develop our 4th generation mold system. We will buy additional materials, make more panels, pay for ASTM testing, and file patents.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at geoship.is (geoship.us/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/geoship

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Geoship SPC

[See attached]

GEOSHIP S.P.C. INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Geoship S.P.C Inc.
Freeland, Washington

We have reviewed the accompanying financial statements of Geoship S.P.C., Inc (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 14, 2020
Los Angeles, California

GEOSHIP S.P.C, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2019	2018
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 7,265	$ -
Inventories	1,221	3,486
Total current assets	**8,486**	**3,486**
Property and equipment, net	3,586	2,568
Total assets	**$ 12,072**	**$ 6,054**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	600	-
Shareholders loan - short term	2,900	-
Credit cards	1,755	2,274
Other current liabilities	7,646	7,992
Total current liabilities	**12,901**	**10,266**
Non-Current Liabilities		
Notes	163,220	113,500
Shareholders loan - long term	18,491	18,491
Total Non-Current Liabilities	**181,711**	**131,991**
Total liabilities	**194,612**	**142,257**
STOCKHOLDERS' EQUITY		
Common Stock	214	213
Additional Paid In Capital	91,213	82,959
Retained earnings/(Accumulated Deficit)	(273,967)	(219,375)
Total stockholders' equity	**(182,540)**	**(136,202)**
Total liabilities and stockholders' equity	**$ 12,072**	**$ 6,054**

See accompanying notes to financial statements.

GEOSHIP S.P.C, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
Net revenue	$	39,600	$	-
Cost of goods sold		1,806		-
Gross profit		37,794		-
Operating expenses				
General and administrative	$	79,223	$	51,973
Research and development		12,589		21,647
Sales and marketing		575		165
Total operating expenses		92,386		73,785
Operating income/(loss)		(54,593)		(73,785)
Other Loss/(Income)		-		(213)
Income/(Loss) before provision for income taxes		(54,593)		(73,572)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	(54,593)	$	(73,572)

See accompanying notes to financial statements.

GEOSHIP S.P.C, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For Fiscal Year Ended December 31, 2019 and 2018

(in thousands, $US)	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2017	**10,000,000**	**$ 200**	**$ 58,648**	**$ (145,802)**	**$ (86,954)**
Net income/(loss)	-	-	-	(73,572)	(73,572)
Sharebased compensation	660,000	13	24,311	-	24,324
Balance—December 31, 2018	**10,660,000**	**$ 213**	**$ 82,959**	**$ (219,375)**	**$ (136,203)**
Net income/(loss)	-	-	-	(54,593)	(54,593)
Sharebased compensation	9,167	1	8,254	-	8,255
Balance—December 31, 2019	**10,669,167**	**$ 214**	**$ 91,213**	**$ (273,967)**	**$ (182,540)**

See accompanying notes to financial statements.

GEOSHIP S.P.C, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(54,593)	$	(73,572)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,232		1,082
Share based compensation		8,255		24,324
Bad debt expense		2,350		-
Changes in operating assets and liabilities:				
Inventory		2,265		(2,845)
Accounts Receivable		(2,350)		-
Accounts Payable		600		-
Credit Cards		(519)		519
Other current liabilities		(346)		7,992
Net cash provided/(used) by operating activities		**(43,105)**		**(42,500)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(2,250)		-
Net cash provided/(used) in investing activities		**(2,250)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loans		2,900		-
Convertible Notes-SAFEs		49,720		42,500
Net cash provided/(used) by financing activities		**52,620**		**42,500**
Change in cash		7,265		-
Cash—beginning of year		-		-
Cash—end of year	$	**7,265**	$	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into Safe note	$	-	$	-

See accompanying notes to financial statements.

GEOSHIP S.P.C, INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Geoship S.P.C was formed on January 4, 2014 ("Inception") in the State of Washington. The financial statements of Geoship S.P.C (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Freeland, Washington.

Geoship S.P.C. is a material science and construction technology company operating as a Washington State Social Purpose Corporation. We design and produce affordable regenerative bio ceramic composite homes. Our social purpose is to create tools for healthy living in community in harmony with the land. We envision a world in which everyone has a home and sense of belonging.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Geoship S.P.C. Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues from the sale of its regenerative bioceramic composite homes when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,		2019		2018
Raw Materials	$	1,221	$	3,486
Total Inventories	**$**	**1,221**	**$**	**3,486**

4. DETAILS OF CERTAIN LIABILITIES

As of December 31, 2019, and December 31, 2018, other current liabilities consist of the following items:

As of Year Ended December 31,		2019		2018
Other Current Liabilities consist of:				
Customer Deposits		7,646		7,992
Total Other Current Liabilities	**$**	**7,646**	**$**	**7,992**

5. PROPERTY AND EQUIPMENT

As of December 31, 2019, and December 31, 2018, property and equipment consists of:

As of Year Ended December 31,		2019		2018
Equipment	$	8,815	$	6,565
Property and Equipment, at Cost		**8,815**		**6,565**
Accumulated depreciation		(5,230)		(3,997)
Property and Equipment, Net	**$**	**3,586**	**$**	**2,568**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $1,232 and 1,082, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized the issuance of 25,000,000 shares of our common stock with $0.0001 par value.

On December 21, 2019, the company board of directors authorized a 5:1 stock split. Bringing the total number of shares issued from 2,133,833 to 10,669,167. The Company retroactively restated the issued shares.

On November 16, 2019, the company signed an advisory agreement with Reggie Luedtke to act as an advisor to the firm. As part of the agreement, the company offered Reggie Luedtke a 1% Advisory Equity Compensation option to purchase 165,000 shares of common stock at the exercise price equal to the fair market value of the company's common stock.

As of December 31, 2019, the Company has recognized share-based awards of 9,167 shares of common stock in the amount of $8,254.

As of December 31, 2019, and December 31, 2018, 10,669,167 and 10,660,000 were issued and outstanding in both years.

Preferred Stock

The Company's authorized the issuance of 5,000,000 shares of our preferred stock with $0.0001 par value. As of December 31, 2019, and December 31, 2018, none were issued and outstanding in both years.

7.   DEBT

Shareholders Loans

On July 27, 2017, the company signed a loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491. The loan carries no interest and matures after 72 months from the date of agreement. As at December 31, 2020, the entire balance of the loan has been classified as non-current.

Convertible SAFEs Notes

From 2016 to 2018, the company received money from investors in the form of SAFEs notes that will later be converted into Preferred Stock at an equity event. As of December 31, 2019, and December 31, 2018, the outstanding principal amount of SAFE was $163,220 and $113,500 respectively. None of SAFEs were converted to Preferred Stock as of December 31, 2019 and December 31, 2018. The entire notes have been classified as non-current.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 and December 31, 2018 consists of the following:

As of Year Ended December 31,	2019		2018	
Net Operating Loss	$	3,986	$	5,027
Valuation Allowance		(3,986)		(5,027)
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019, and December 31, 2018 are as follows:

As of Year Ended December 31,	2019		2018	
Net Operating Loss	$	(57,533)	$	(46,069)
Valuation Allowance		57,533		46,069
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had federal net operating loss ("NOL") carryforwards of approximately $273,967. Utilization of some of the federal NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, and December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdictions for each year in which a tax return was filed.

9.   SHAREBASED COMPENSATION

During 2017, the Company authorized the 2017 Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 800,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

On November 16, 2019, the company signed an advisory agreement with Reggie Luedtke to act as an advisor to the firm. As part of the agreement, the company offered Reggie Luedtke a 1% Advisory Equity Compensation option to purchase 165,000 shares of common stock at the exercise price equal to the fair market value of the company's common stock.

As of December 31, 2019, the Company has recognized share-based awards of 9,167 shares of common stock in the amount of $8254.

10.   RELATED PARTY

On July 27, 2017, the company signed a loan agreement with one of its founders' Morgan Bierschenk in the amount of $18,491. The loan carries no interest and matures after 72 months from the date of agreement. The entire balance of the loan has been classified as non-current.

11.   COMMITMENTS AND CONTINGENCIES

Operating Lease

On October 1, 2017, the company entered a memorandum of understanding agreement with Steve Shapiro, investor and board member. Per the memorandum, Steve began accumulating 'in kind' investment by providing free rent and utilities for Geoship S.P.C at the farmhouse located at 5488 Freeland Ave, Freeland, WA. The monthly rent including utilities is $2,500. In exchange of paying the monthly rent amount for the space at the farmhouse, Geoship S.PC is to grant Steve 5% of outstanding stock of 2,000,000 in 2017. This lease ended on April 30, 2019.

On October 1, 2019, the company entered into a month to month residential lease agreement with a certain landlord for an office space. As of December 31, 2019, rent expense was in the amount of $ 32,823.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 14, 2020, the date the financial statements were available to be issued.

Subsequent to December 31, 2019, the Company continued to sell 1,981,481 shares of common stock through its Regulation Crowd Funding ("Reg CF"). The Company recognized gross proceeds of $342,369 and had a subscription receivable of $4,150 related to the sale of these shares as April 14, 2020. In connection with this offering, the Company incurred offering costs of $35,104, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and has a stockholder's deficit of $182,540 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Geoship

Invest in a Homebuilding Revolution




Website   📍 Nevada City, CA   TECHNOLOGY   MANUFACTURING

Geoship designs and produces affordable, regenerative, resilient, and healthy homes. Our vision is a revolution in homebuilding — to reconnect human communities and the natural world. Our social purpose is to create tools for healthy living in community in harmony with nature.

$386,798 raised ⓘ

569 Investors	**6** Days Left
$0.54 Price per Share	**$9M** Valuation
Equity Offering Type	**$305.10** Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates [13]   Comments   ♡ Follow

Reasons to Invest

- Revolutionary Technology: Affordable zero-carbon ceramic homes.

- Reshaping a $24T Dollar Industry: Beginning with an enthusiastic niche.

- Strong Team and Partnerships: Founding team has deep experience in human centered design, CNC mold making, and green ceramic manufacturing. Corporate sponsorship to transcend homelessness across the USA.

A Homebuilding Revolution

Bonus Rewards

Get rewarded for investing more into Geoship

$100+

Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus. F details on the bonus, please see th Offering Summary section below

Geoship is introducing the bioceramic geodesic dome to the world. Our technology merges the work of two of history's greatest inventors — the Geodesic Geometry of Buckminster Fuller and the Ceramic Crystal Chemistry of Rustum Roy.

Fuller predicted it would be 50-100 years before the material science would catch up to his new geometry. Right on cue, in 2004, the general theory and compositions of a Roy's ceramic crystal chemistry was announced to the world. Geoship combines the geometry and materials that maximize efficiency. Will bioceramic domes replace wood boxes as the 'bread and butter' of 21st century home building?



Hazel Larsen Archer (American, 1921-2001), "R. Buckminster Fuller at Black Mountain College" Summer 1948.

"My brother and I started building a home for our family. We did the work ourselves, on a shoestring budget, with reclaimed materials and lumber we milled on the land. Then we started questioning — with all of our technology — WHY are we still building with sticks and nails? How does nature build protective shells? Why does it feel so good to step outside the boxes we live in? We started engineering a new kind of home.

Our founding team has decades of experience in human-centered design, CNC mold making, and green ceramic manufacturing. Some of the top architects and material scientists in the world have joined our advisory board.

We're building the next great American home. **We need more than new technologies to protect the planet, we need to create a new paradigm of living in community in harmony with the land**.*"*

~ Morgan Bierschenk Geoship Co-Founder and CEO

The Ultimate Material,
The Ultimate Geometry



The Ultimate Geometry.

- Low Cost
- Regenerative
- 100% Non-Toxic
- 500 Year Design Life
- Fireproof
- Hurricane Resistant
- Earthquake Resistant
- Mold Resistant
- Insect Resistant
- EMF Harmonizing
- CO2 Sequestering
- High Energy Efficiency
- Passive Solar Heating
- Packed In Container
- Installed In Days
- Near Zero Waste
- Recyclable

Disclaimer: All images of the bioceramic domes are computer-generated. The product is still in development.

Geoship Raises The Bar*

All-Ceramic Composites

Bioceramic domes bypass all conventional building materials. **The framing, insulation, and panels are 100% bioceramic composite materials**. We entrain the ceramic with air to make insulation. We combine the ceramic with basalt and hemp fiber to form the panels and framing.

Affordable

We estimate go-to-market **turnkey prices to be $45K to $230K** (depending on size). This price estimate includes everything: delivery, permitting, installation, mechanical systems, interior finishings, appliances, and even electrochromic glass for privacy and passive solar heating/cooling. Bioceramic domes are a **mass production technology that enables the leap onto a new affordability curve.**

Resilient

Ceramic composites are **fireproof to 2,300F**. They provide **no food for mold or insects**. The dome structure distributes stresses and strains perfectly, making it the most earthquake proof and **hurricane proof** structure known to man. Bioceramic domes are engineered to **last for over 500 years**. There is nothing to

rot, rust, or deteriorate. They can be **repaired and resurfaced** with the same ceramic material.

Zero-Carbon

The precast ceramic panels could actually **sequester more CO2 than was released in their production**. The raw minerals can be harvested from seawater desalination plants, sewage treatment plants, and other non-toxic **waste stream sources**. Old bioceramic panels **can be recycled** into new bioceramic panels, or pulverized and used as fertilizer.

Nature Technology

The chemical composition of Geoship bioceramic is **similar to bone and shells**. The same material is now revolutionizing the orthopedic industry as a fast-cure bioactive bone cement. Ancient civilizations used similar ceramic materials to build sacred temple complexes like the **great pyramids of Giza**.

Health Optimizing

Bioceramic domes **mimic the natural light, water, and electromagnetic environment.** The design uses earthing floors, natural spectrum light, and vortex water to restore the conditions that humans evolved with on Earth. The high dielectric ceramics and fractal geometry function like a stone circle or a pyramid. Bioceramics **reflect >80% of radiant heat and emit high far-infrared light**. Professional athletes are now using bioceramic powders in clothing because the far-infrared light catalyzes the body's natural healing process.

*The statements above represent our goals and what we believe to be true. Bioceramic domes are in development.

Geoship is launching a cooperative program with City Repair Project, Zappos, and Buckminster Fuller Institute to transcend homelessness across the USA.



Conventional housing is unaffordable, unsustainable, and unhealthy.



Homebuilding Needs To Evolve

- There's an **affordable housing crisis** across the USA.
- **Climate change** is increasing extreme weather.
- Building construction and operation is **unsustainable**.
- **Toxic materials** and mold lead to chronic health issues.
- There's an **urgent need** for new materials and innovations in housing.

1900 / 2019

Unaffordable

Average Americans can no longer afford a home in 74% of the housing markets. According to a 2016 McKinsey report, **California alone needs 3.5 million housing units by 2025** (more than three times the current pace) to regain any semblance of affordability. The theoretical cost is outlandish ($1.6 trillion).

Unsustainable and Unsafe

Building construction and operation accounts for 40% of global CO_2 emissions. Construction projects generate up to 40% of the landfill waste in the US. **In 2017, the US was impacted by 16 separate disaster events**, totaling over $300b in damage. After a record breaking year for extreme weather events, resiliency is becoming the new sustainability. The October 2017 **California fires damaged or destroyed over 15,000 homes** and took 44 lives. A month earlier **Hurricane Harvey in Florida damaged or destroyed over 200,000 homes** and took 88 lives. (source of disaster statistics - climate.gov)

Unhealthy

Nearly half of all Americans suffer from at least one chronic disease. The Toxic Substances Control Act was enacted by the EPA in 1976, but it's updated so rarely that experts refer to it as "The 40 Year Old Virgin". Is this rise in chronic disease related to the buildings we live in — the **potentially toxic chemicals,**

disease related to the buildings we live in — the **potentially toxic chemicals,
mold growth, poor ventilation, artificial light, electromagnetic radiation**,
contaminated water, and disconnection from the Earth?

Disconnected

**The former US Surgeon General has declared loneliness (weak social
connections) as the fastest-growing public health crisis**, roughly the same
impact as smoking 15 cigarettes a day. Is the way we design our homes and
communities contributing to loneliness? Zoning that's limited to detached single
family housing is practically gospel in America, but officials across the nation are
starting to make seemingly heretical moves. **In June 2019 the Oregon
legislature passed a law that essentially bans single family zoning in most
of the state**. California lawmakers have drafted a similar bill.

Mark Lakeman, a national leader in the development of sustainable public
places **tells a story about the Roman Grid**: *"Our gridded street pattern, a result of the
grid laid out by the US Congress in the Land Ordinance of 1785, was developed by the Roman army
as a means to control a conquered territory. This imposed pattern has suppressed our natural
impulse to gather with our community."*



The Roman Grid is being repatterned by City Repair Project volunteers in Portland
Oregon — through "Intersection Repair" and permaculture design principles.

OUR SOLUTION

Geoship transforms homebuilding with new materials and regenerative architecture.

We design and mass-produce life-enhancing homes. **Our solution uniquely
addresses multiple crises; affordable housing, homelessness, climate
change, chronic disease, and loneliness.**

Dome vs Box



Bioceramic Architecture

We produce bioceramic panels rapidly with **high quality and low cost**. The structures are designed to deliver on ALL of the top 17 sustainable home trends of 2018, while also being **fireproof, 100% non-toxic, potentially carbon-negative**, assembled on site in a matter of days, **optimized for health**, and able to **last for over 500 years**. Geoship addresses ALL the shortfalls of housing with zero-carbon bioceramic composites.



Bioceramic Materials

Bioceramic (An Inorganic Polymer) enables **never-before-possible applications**

across the built environment. This new family of materials are **highly crystalline**, flash cure at room-temperature, and form strong molecular bonds with metal, wood, and concrete. Unlike Portland cement, bioceramic composites could **last for 1000's of years** and potentially **sequester more CO2** than was emitted in their production. The **raw minerals can be reclaimed** from seawater desalination plants, wastewater treatment plants, and many other **non-toxic waste stream sources** (source of all material stats). **Bioceramic panels can be recycled** into new bioceramic panels or used as an awesome fertilizer.



GeoRok

- Ultra High Strength
- No Heat Required
- Strong Cold Bonding
- Very Fast Cure
- Highly Crystalline
- Sequesters CO2
- Utilizes Waste Streams

- 100% Non-Toxic
- Bioactive
- Waterproof
- Fireproof
- >80% Heat Reflectivity
- Low Thermal Expansion
- Light and Flexible Composites

Comparison	Bioceramic	Portland Cement
Compressive Strength	12,000 psi	4,000 psi
Flexural Strength	1,700 psi	700 psi
Sheer Bond Strength	5,922 psi	150 psi
Water Absorbsion	<2 %	5 – 20 %

Regenerative Communities

Today, developers build neighborhoods, and sell homes to whoever can pay the highest price. **Geoship turns the tables and puts the customer in charge.** We provide tools for customers to network into communities and **democratize the design build** process. Imagine designing a geodesic village with your friends, then building it together. (And throwing one of the best parties ever!) **This is the future of regenerative community architecture.**

We're starting with **three different sized domes that all connect to one another**. Geoship will evolve beyond domes into a wide variety of beautiful and efficient geometric forms.



People Want Something Different

"*Natural*" and "*Different*" are common words we hear people use to describe their dream home. Yet every single neighborhood in the USA is made up of rectilinear houses. Sooner or later this is bound to change. Who doesn't want to live outside the box?

Bridging the gap between affordable housing, green building, and wellness.

Even the **$24T global construction market** will be "disrupted". Seven of the top ten fastest-growing industries in the US are related to construction. Yet construction companies traditionally invest **less than 1% of revenue in new technologies** — lower than every other major industry. Geoship is poised to reshape construction with a new material science, new production technologies, and a **never-before-possible combination of affordability, sustainability, and wellness.**

US ACCESSORY DWELLING UNIT MARKET

- Flexible Space / Backyard Dwellings
- Hoteliers
- Nature Retreat Centers

Total Market:*
$46.8B
Serviceable Market:**
$17.3B
Obtainable Market:***
$867M

* Based on Geoship research of all housing markets where ADU's are legal

First we're **launching in creative cities and towns** where Accessory Dwelling Unit (ADU) construction is surging. In 2017 CA state **legislators passed a law that made ADUs legal in all California cities**. Two years later building permits for ADUs in Los Angeles county comprised a whopping **one fifth of permits issued for all homes**. These backyard cottages are a game-changer for homeowners and an important piece of the affordable housing solution. **The most popular rental OF ALL TIME on Airbnb is a tiny geodesic dome** in the woods.



AFFORDABLE REGENERATIVE COMMUNITY MARKET

- Transitional Communities
- Intentional Communities
- Developer Built Communities

Total Market:
$7.31T
Serviceable Market:*
$1.94T
Obtainable Market:**
$97.3B

The experience of **staying in a Geoship ADU is the first step toward living with your friends and family in community.** Key messages from the 2013 U.N. report indicate to us the **urgent need for hyper-local, self-reliant villages** to prepare for the additional 2 billion people who will be joining our planet by 2050. The global residential construction market is growing at an annual rate of 10.3%

The global residential construction market is growing at an annual rate of 10.3% and is expected to exceed $7.3T by 2024. **Our market is Cultural Creatives** (a very fast growing customer segment that is currently around 37% of Americans) who live in suburban or rural areas (about 72% of Americans). Cultural creatives around the world are **looking for new ways of living in community in harmony with nature.**



● = Creative Center

GREEN BUILDING MATERIALS MARKET

Total Market:
$432B

Serviceable Market:*
$18.58B

Obtainable Market:**
$929M

* Total Market X 4.3% US West Coast.
** Serviceable Market X 5% penetration.

Remodeling
- Roof Resurfacing
- Concrete Repair
- Exterior Coatings
- Self-leveling Floors
- Countertops
- Decorative Panels

Construction
- FireProof Coatings
- 3D Printing
- Structural Insulation Panels
- Cast In Place/Tilt Up Architecture
- Tension Fabric Architecture
- Steel Coatings

Horticulture
- Fish Farming
- Hydroponic Systems
- Aquaponic Systems
- Flow Forms
- Pool/Pond Coatings

Our projection for Serviceable Market and Obtainable Market are calculated internally based on our search, without any third party consultation or validation.

The global green building materials market is growing at an annual rate of 11.7% and is expected to exceed $432B by 2024. Geoship is first targeting the US west coast, which our research indicates is 4.3% of the global market. The green building industry has a critical need for resilient and low carbon materials. Bioceramic composites deliver for **a wide variety of applications from fireproofing, to roof replacement, insulation, 4x8 boards, structural beams, concrete resurfacing, 3D printing, and advanced hydroponic systems.**

OUR TRACTION

We've proven the new market and validated the new technology.



Corporate Sponsorship - Homes For The Domeless

In early 2019 **Zappos invested in Geoship**, as a community partner, to demonstrate a **scalable business model for transcending homelessness.** In November 2019 Clark County (Las Vegas) made a Request For Proposals for solutions to the homeless crisis. We **submitted our proposal to Clark County** for multi-year grant funding.

Our strategy combines Geoship regenerative architecture, with City Repair's transitional village building template, and Zappos new work paradigm. We build transitional **villages that embody powerful urban design principles** — to strengthen the original agreements humans formed in the villages where we first came together — **cooperation, community, and creativity**.

Our approach is unlike any other in that **growth is fueled by revenue**, rather than by donations, making it **highly scalable**. To learn more about our Homes For The Domeless program, read this summary, which links to the full proposal we made to Clark County.

   

  



Press Coverage and Enthusiastic Customers

Our first press mention was in Fast Company in August 2019. We had 8,900 new website visitors and 2,100 sign ups for **an impressive 24% signup conversion rate and a $320M projected sales funnel — in our first month!** This projected sales funnel is based on an average estimated turnkey price of $153,000 multiplied by 2,100 signups. **These signups were to "Begin the Journey". They are not reservations and were non-deposit.**

"Are these fireproof, hurricane-proof geodesic domes the post-climate change house of the future?"

FAST COMPANY

"Homes For The Domeless"

ARCHITECT

"A revolution in safe, sustainable, affordable community architecture."

GOOD NEWS NETWORK

"The domes are built from bioceramic—a sturdy, recyclable material that offsets CO2."

dwell

Prototypes and Paid Reservations

Developing a new world-changing technology market takes time. We built our **first full size engineering prototype in 2015**. It's what the auto industry would call a "development mule" to test various aspects of the product. Rather than compromising our social purpose for traditional Venture Capital, we bootstrapped. In 2016/2017 we developed the material science and our

proprietary manufacturing equipment. We completed most of the CAD work for the 16' dome in 2018, and **prototyped several different mold designs. We have $2.5M in reservations with deposits,** but do not plan to open reservations again until beginning pilot production.



Letter Of Intent - First Regenerative Village

We have a letter of intent from a community in Nevada City, CA. The community has 150 acres of land that's entitled for up to 60 bioceramic homes. The goal of the project is to **demonstrate living in harmony with a fire ecology** in a 500-year ceramic village. Fireproof bioceramic domes could be **the new go-to housing for rural California.**



WHAT WE DO

Geoship is a vertically integrated home and village building platform.

Our **proprietary technology finally enables mass production of affordable regenerative homes.** We transform raw minerals and hemp fiber mats into finished structures. Our panels are packed into a shipping container and easily assembled on-site by Geoship certified contractors or owner-builders. By sourcing raw minerals, precasting all-ceramic panels, and constructing finished homes, **our approach reduces the costs and inefficiencies that have plagued the home building industry.** In addition to building homes, we supply ceramic materials for a wide variety of applications across the built environment.

materials for a wide variety of applications across the built environment



We design and produce affordable regenerative homes without ecological offense or the disadvantage of anyone.



Architecture Business Model

Geoship provides software tools so **customers can network into communities and democratize the design build process**. This approach **fills our sales pipeline** with highly motivated and inspired customer communities (potentially **many years in advance**). Customer engagement begins with a learning journey. It continues into a **dome and village configurator to hone the vision and generate shareable media**. The buying process begins with a refundable reservation deposit, followed by two down payments for design then production, and final payment upon shipping. Site work, installations, and finishings are additional revenue sources.



	Small	Medium	Large
Diameter	16 ft	27 ft	36 ft
Height	11 ft	16.8 ft	17 ft
Floor Area	200 sqft	800 sqft - Includes loft	1400 sqft - Includes loft
Base Price*	$ 29,999	$ 99,999	$ 139,999
Turnkey Price**	$ 49,999	$ 179,999	$ 229,999

* **Base price** includes: insulated shell, 20 skylights, integral color, floor, door, vents, and electrical system.
** **Turnkey Price** includes: delivery, foundation, installation, interior finishings, and mechanical systems.

The direct material cost of a medium geodesic is approx $9,870 (less with scale). We estimate the direct labor to be approx $6,561 (less with automation). We're targeting a base price of $99k to $129k, yielding **a very high gross margin of around 81%**. Delivery, installation, interior finishing and mechanical systems are additional costs. We plan to build an entire product ecosystem around the ceramic domes.

How are these very high margins possible? Because **our technology bypasses all of the existing product and material supply chains**. Roofing, tar paper, trusses, insulation, lumber, steel, concrete, adhesives, particle board, drywall, paint, siding, and vapor barrier products are **all replaced with bioceramic composites**.

Materials Business Model

Geoship is partnering with values-aligned organizations to develop new material applications for the building industry. Initially we source raw minerals from the commodities market and outsource the blending and bagging. We plan to sell bags and containers of ceramic materials directly to commercial customers and through retail stores like Home Depot. Geoship will **continue vertically integrating** into green mining, waste stream reclamation, and ceramic recycling — **a cradle to cradle operation**.

HOW WE ARE DIFFERENT

Geoship's technology and cooperative business model positions the company as a leader and creates a moat against competition.



Geoship Competitor Analysis*

Affordable

D·R·HORTON America's Builder

KATERRA

GEOSHIP

STUDIOSHED™

ICON

Same Old — New Different

AiDomes

> 40,000 Construction Companies

method homes

blu HOMES.

REVOLUTION PRECRAFTED

Expensive

plant PREFAB

REGEN VILLAGES

* This analysis was made internally without third party consultation.

First Mover Advantage

Geoship is the first mover with bioceramic architecture technology. The company establishes itself as a **purpose-driven thought leader** and catalyzes the evolution of the homebuilding industry. But Geoship is not absolutely the first mover, there is one small company - ACI Precast - that has been building **code-approved ceramic precast structures for over 5 years**. ACI's technology is the new ceramic material science but based on older steelcrete technology invented by Tony Ruiz over 35 years ago. **Geoship partner Joe Lacy pioneered the steelcrete technology** with Tony and recently inherited the IP.

Proprietary Technology

Geoship has strong intellectual property. The company anticipates filing **hundreds of patents in the next few years**. Proprietary technology includes ceramic material compositions and methods of preparation, mold and tooling technologies, green ceramic manufacturing equipment, and product design features.

Strong Brand and Partnerships

Geoship's thought leadership, revolutionary product, vision, values, and cooperative model add up to **an inspiring and powerful 21st-century brand**.

Cooperative Model

When Geoship transitions fully into a Multi-Stakeholder Cooperative, ownership benefits will be distributed to people and planet stakeholders (while protecting investor interests), and a purpose-driven trust will be established. We would like to call this a **Profit-For-All Cooperative model,** which 1) **addresses the externalities** of resource extraction 2) serves as a **strategic advantage in sales** 3) creates a **barrier to entry** for competitors 4) is a fundamental way we operate integrally with our purpose.

operate integrally with our purpose.

Multi-Stakeholder Cooperative

Geoship is a regenerative village building platform, owned by the people, in service to the Earth.



PROFIT
Associates
and Investors

PEOPLE
Customer
Communities

PLANET
Nature

THE VISION

Transforming the future of home.

Geoship enters the market as a visionary community building brand. **We partner with corporations and cities to transcend homelessness** — generating awareness for our evolutionary technology and business model. Geoship serves ecologically and spiritually focused customers who envision a world that works for 100% of humanity. **Our ultimate market is affordable regenerative homes in next generation communities around the world.**

6-12 Months	12-30 Months	2-4 Years
Pre-Seed	Seed	Growth
Funding required		
$1M	$5M+	$20M+
Goal		
Begin pilot production with a capacity of 2 domes/month.	Begin full production with a capacity of 4 domes/day.	Begin decentralized cooperative growth strategy.

A passionate and talented team on a life mission.

Our team has deep experience in green ceramic manufacturing, human-centered product design, CNC mold making, architecture, social entrepreneurship and more. We are **dedicated to a revolution** in affordable regenerative village architecture—**to reconnect human communities and the natural world**.

It's time to build the more beautiful world our hearts know is possible.

Geoship has NOT YET delivered any product to customers. By coming on board now, you help us make everything possible. We've bootstrapped the company for the past five years to minimize your risk. With a major technology corporation on board, multiple panel prototypes, a projected sales pipeline, and a world-class team, we're now looking to crowdfund from a group of purpose-aligned investors.

With your help, we can finish product development, begin pilot production, and reach profitability in 6-12 months.

Geoship is addressing the crises of affordable housing, homelessness, and climate change. Once we're in pilot production, growth funding could come from government grants, low interest corporate loans, construction loans, and other incentives. **Invest while you can, on the ground floor of a high growth technology company.** Together we can transform the future of home, and build a company that's owned by the people, in service to the Earth.



*"If you want to teach
people a new way of
thinking, don't bother
trying to teach them.
Instead, give them a tool,
the use of which will lead
to new ways of thinking."*

*~ Buckminster Fuller
(CALL ME TRIMTAB)*



In the future we *sure as shift* won't live in boxes.

Disclaimer: All images above of the bioceramic domes are computer-generated. The product is still in development.

First Dome Prototype	Market Validation	First Corporate Partnership	First Significant Fundraise	Begin Full Scale Production
We built our first full size engineering prototype (development mule).	Testing the waters. We started accepting paid reservations.	Geoship begins partnership with Zappos to transcend homelessness.	Launch Crowd Investing (ANTICIPATED).	First full size production plant with capacity of 4 domes/day (ANTICIPATED).
May 2015	December 2017	Jan 2019	January 2020	November 2021



August 2016   **July 2018**   **August 2019**   **June 2020**

Material Science Developed

We developed the material science and our proprietary material handling equipment.

Third Generation Panel

A new mold technology using presses and vacuums.

First Press Coverage

Geoship emerges from stealth mode.

Begin Pilot Production

Geoship completes product development and begins pilot production of 2 domes/month (ANTICIPATED).

In the Press

FAST COMPANY   3 NEWS LAS VEGAS   dwell   GOOD NEWS NETWORK   ARCHITECT   FOX 5 KVVU-TV LOCAL. LAS VEGAS.

designboom

SHOW MORE

Meet Our Team









Morgan Bierschenk
Founder and CEO

Morgan brings entrepreneurial spirit , vision, broad technical knowledge, and years of engineering and program management experience to Geoship. Prior to Geoship, Morgan spent 7 years in various engineering roles at Intel Corporation, followed by 8 years of vagabonding and sailing around the world. When he is not working to build a new future, Morgan enjoys decoding the thought structures that limit our minds and political systems, through time in nature and with his family.

Bas Kools
Founder and Creative Director

With a Master's degree in product design from the #1 design school in the world (RCA), Bas' passion and experience are rooted in human-centered design. Through many years of independent practice in design for public space, education, and products he likes to say — "Design is about redefining the ways we relate to each other, our objects and the world around us". This is an ongoing experiment that he tries to express in the every day through music, friendships, and everything he does..."Dare to care!"

Rynda Laurel
Marketing Catalyst

Rynda has an extensive background as a creative force in the music, entertainment, brand, online and wellness space. She has helped expand numerous careers and ventures by focusing on the core strengths of a project then generating new opportunities for discovery and growth. While Geoship is her primary focus with 30+ hours weekly, Rynda still works with a few clients in her consulting business, AtRynda, and is founder of a wellness company, VRYeveryday.





Adam Bierschenk
Product Engineer

Adam brings 20 years of experience in CNC mold making, prototype development, and novel manufacturing to the table. Before Geoship he pioneered CNC mold making technologies in the R&D lab of one of the world's top kayak companies. Adam has brought dozens of products from idea conception through manufacturing. Adam also enjoys hiking for months on end through the mountains or bluewater sailing on classic wooden race boats. He is supporting Geoship on an as-needed basis, and plans to become full time when sufficient funds are raised.

Joe Lacy
Manufacturing Engineer

Joe has over 30 years of experience in the construction of thin-shell concrete architecture. Joe has built dozens of alternative concrete prototype homes and six cellular ceramic batch plants. He likes to say "the job will teach you what to do". Joe's mission is to design & build disaster-resistant homes that give their owners AUTONOMY from fossil fuel heating, cooling, and electricity. Joe is supporting Geoship on an as-needed basis, and plans to become full time when sufficient funds are raised.

Meghan Brookler
Sales and Social Impact

Meghan operates at the nexus of nutrition, environmental health, real estate, social impact, and her Mission as a Mother to protect the health of our children. Through her extensive experience in real estate, along with a Masters in Nutrition and Integrative Health, she truly understands the dire state of our built environment. "The time is now to make choices that support the earth and all of those living on it. Join me in this movement to BUILD MEANING." Meghan is supporting Geoship on an as-needed basis and plans to become full time when sufficient funds are raised.








Ásgeir Guðmundsson

Geoship Iceland

Ásgeir is an Icelandic Native, community visionary, social entrepreneur, and permaculture specialist. Geoship plans to expand soon to Iceland, and Asgeir is laying the foundation.



Asha Deliverance

Dome Market Advisor

Asha is the founder and president of Pacific Domes — the industry leader in geodesic dome manufacturing. Over the last 40 years Asha's company has installed thousands of domes all over the country. Asha is a life-long learner, who actively studies and teaches Vastu Shastra (the science of creation) and Unified Field Theory. Asha is the mother of seven children and a birthday-twin of Buckminster Fuller!





Crystal Stokes

Coach / Advisor

Crystal blends compassion, intuition, empathy, playfulness, and nature-sourced presence into her coaching. Through many years of coaching executives, entrepreneurs, and startup teams in Silicon Valley and Vienna, Austria, Crystal's focus is on what she loves most: Authenticity, Freedom and embracing our most natural and radically real self.





David McConville

Design Science Advisor

David has served as the Chairman of the Buckminster Fuller Institute for the last 8 years. He is an Earthian researcher, educator, and the co-founder of Spherical Design Studio.





Dawn Danby

Urban Design Advisor

Dawn traverses scales from green chemistry to urban design. For a decade, she lead Autodesk's sustainable design initiatives and recently founded Spherical Design Studio with David.





Doreya Karim

BioGeometry Advisor

Doreya is the world's leading expert in the proprietary design language of Biogeometry©— based upon the Ancient Egyptian Science of Harmonics and the modern science of Physical Radiesthesia.





Eric Corey Freed

Green Building Advisor

Eric is an award-winning architect, author, and global speaker. He is the Founding Principal of organicARCHITECT, a leader in biophilic and regenerative design. He was named one of the "Top 10 Most Influential Green Architects", has over 315,000 LinkedIn followers, is the author of 5 books, and holds a prestigious LEED Fellow award from the US Green Building Council.





Gregory Kellett

Trust Advisor

Gregory's passion is merging the worlds of neuroscience, habit change and innovation. He's a trained neuroscientist with over a dozen years experience conducting research in brain responsiveness, stress, and the nervous system at California Universities.





Jeff Mendelsohn

Cooperative Advisor

Jeff pioneered the sustainable materials industry and B-Corp movement with his company New Leaf Paper. Throughout his career, Jeff has advised and invested in companies designed to help humanity live in harmony with each other and



Mark Lakeman

Community Architecture Advisor

Mark is co-founder of The City Repair Project, Principal of Communitecture, and a national leader in the development of sustainable public places. In the last decade, he has directed, facilitated, or inspired designs



Martin Adams

Community Land Trust Advisor

Martin is the author of Land: A New Paradigm for a Thriving World. Its message stands to educate policymakers and changemakers worldwide on a new economic model that takes economics to its proper



Ray Williams

Indigenous Ways Advisor

Ray is a Coast Salish Indigenous Elder and board member of The Seventh Generation Fund, which is dedicated to promoting and maintaining the uniqueness of Native peoples and the sovereignty of tribal Nations. His work in this area was

with living systems.



for more than three hundred new community-generated public places in Portland, Oregon alone.



foundation: the earth itself, the land and all that comes from it.



recognized through an International Peace Award from Pax Christi in 1993.





Reggie Luedtke
Strategy Advisor

Reggie was the founder/CEO of Blue Tree Network. When Reggie learned of Māori-led efforts to give a NZ river legal personhood, it became the starting point for his work with EarthEquity, a nonprofit he is starting with Māori leaders within the environmental personhood movement.





Richard Riman
Material Science Advisor

Richard is currently a tenured distinguished professor at Rutgers University and obtained his PhD in material science from the Massachusetts Institute of Technology. He routinely advises federal agencies and has been awarded dozens of patents on technologies related to green ceramic manufacturing. Richard recently founded SolidiaTech, which was funded by several of the top VC firms.



Offering Summary

Company : Geoship SPC

Corporate Address : 12255 Red Dog Rd, Nevada City, CA 95959

Offering Minimum : $9,999.72

Offering Maximum : $1,069,999.20

Minimum Investment Amount (per investor) : $305.10

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 18,518

Maximum Number of Shares Offered : 1,981,480

Price per Share : $0.54

Pre-Money Valuation : $8,996,400.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

--- --- ---

Voting Proxy.

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

--- --- ---

Perks*

--- --- ---

BONUS SHARES PERKS **(EARLY INVESTORS)**

– Invest in first **9 days** and receive **45% bonus shares**.

– Invest in first **18 days** and receive **36% bonus shares**.

– Invest in first **27 days** and receive **27% bonus shares**.

– Invest in first **36 days** and receive **18% bonus shares**.

– Invest in first **45 days** and receive **9%** bonus shares.

– Invest in first **54 days** and receive **6% bonus shares**.

– Invest in first **63 days** and receive **3% bonus shares**.

--- --- ---

FREE DOME PERK **(ALL INVESTORS)****

If we reach our $1 million dollar goal — 3 Investors will be randomly selected to receive one free bioceramic dome.

**Terms

1) One entry for every share purchased.

2) Winners will be selected through a transparent lottery within 90 days of completion of this fundraise.

3) Domes delivered at start of full scale production (2021/2022).

4) Award of Geoship Bioceramic Dome is contingent upon Geoship successfully starting production.

--- --- ---

DOME DISCOUNT PERKS **(ALL INVESTORS)**

Invest > **$999** — for **early access to reservations** and a **$499.50 dome discount.**

discount.

Invest > **$9,999** — for **early access to reservations** and a **$4,999.50 dome discount**.

--- --- ---

All perks occur when the offering is completed.

--- --- ---

The 10% Bonus for StartEngine Shareholders

Geoship SPC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.54/ share, you will receive 110 Common Stock, meaning you'll own 110 shares for $54. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

A Geoship Visualization - Into The Forest

9 days ago

Thanks to your support we created this new visualization to raise awareness on social media and reach our funding goal.

You can find it on YouTube, Facebook & Instagram. We hope you enjoy and

share it everywhere!

Wishing everyone a beautiful holiday weekend!



>>> Engaging Warp Drive >>>

20 days ago



The old world is slowing down, but Geoship is engaging warp drive. We're hiring more people, assembling capital equipment for our new manufacturing facility, acquiring land for growth, cementing partnerships with major village customers, and beginning to engage the national conversation around a new future of home.

More than ever the world is becoming aware of the urgent need for resilient and regenerative local communities - and we're ready.

Not only are we engaging warp drive as a company, our technology is also emblematic of a new paradigm in unified physics — where high dielectric materials and fractal geometry come together to resonate with life.

We are on the cutting edge of a new purpose for architecture, where you tell how well an architect did by putting a plant in a room and measuring how well it grows.

Thank you so much to all those who have already invested - you've made this possible!

In Wellness,

The Geoship Crew

Notice of Funds Disbursement

about 1 month ago

Hello!

As you might know, Geoship has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Geoship be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Global Pandemic <> Thriving Beyond Imagined 🌅

about 1 month ago





"It is not events that disturb us but the view that we take of them."

~Epictetus

As you are well aware, the global coronavirus pandemic is having unexpected effects on all of our families, our communities, and our way of life. **First, our hearts go out to all those who are impacted — with loving kindness and compassion.** While the pandemic is disrupting our normal lives, it also presents a chance to **pause and reflect** on the community-based future we wish to create.

While we are all being asked to remain home and limit our time out in the world, it's an opportunity to help one another. **The "self-distancing" is ironically bringing people together** with spontaneous enthusiasm. Whether it's helping our elderly neighbors with grocery runs, or just being present and listening to the wisdom of the ages. The pandemic is bringing communities together. Local organizations are canceling events, **not because they're being ordered to, but because they care** for others and are accepting responsibility. As the public schools shut down and parents are working from home, we have time to **strengthen the primary relationships that matter most.**

This unprecedented event is actually **catalyzing our vision of the future**. One that values being and presence at least as much as doing. One that accepts **responsibility for our own healing** above and beyond the support offered by medical institutions. One that builds **dynamic and resilient community relationships**, while the centralized systems disintegrate.

The Geoship vision is one of connection — to ourselves, our communities, and the Earth we hold sacred. While the coronavirus challenges the old world, we're doubling down on the future by investing deeply in the places that bring us the greatest returns — our own homes and communities.

Your support has enabled us to lease a new manufacturing facility, and start purchasing the equipment and materials we need to begin pilot production. We will start making more weekly updates and creating some

video content to chronicle our journey together to the future of home.

With care and gratitude,

The Geoship Crew

Welcome to the Leap Year....transcend the block age 🦋

about 2 months ago

Ahoy Dome Lovers,

Sometimes nature makes unprecedented leaps. Geoship is one of those discrete nonlinear phase shifts. It's time for a new epoch in housing.

We're transcending the block age.

We've extended our campaign for an additional 60 days. More news and business updates are coming very soon.

If you haven't already, please join us on your favorite social network!

Here's to living outside the blocks,

The Geoship Crew

"There is nothing in a caterpillar that tells you it's going to be a butterfly." — Bucky





TRANSCEND THE BLOCK AGE

Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Geoship offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Share The Love ~ Sustained Organic Growth

2 months ago

Dear Geoship Investor Community,

It's an honor to have every one of you 444 dome lovers on our cap table! Thank you so much for getting us over the hump.

We're building an exquisite product and a spontaneously enthusiastic community of customers and investors — positioning Geoship for sustained organic growth. Our attention is on the infinite game and establishing a true 21st century company.

Since the initial success of this campaign, we've been able to focus our energy onto the dome build. Soon we are moving into an *ideal* manufacturing space, with over 100 acres of beautiful land for Geoship to grow. We've also formed a new partnership with an exciting customer who is planning to pre-purchase $1.5M in domes — for an educational center to expand human consciousness. This land and extra capital could truly accelerate our progress!

There are now only 9 days left in this offering. Thus far we have not advertised or paid for endorsements. We'd like to keep it this way. Our success comes through you.

Feel free to use the image below and share the love with your friends. Invite them to invest while they can because *an architectural renaissance is coming...*

Here's to a thriving geodesic world,

The Geoship Crew



Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Geoship has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Geoship be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

24 hrs left for bonus shares!

3 months ago

Ahoy Friends!

This is a reminder that you have until 11AM PST Friday to receive the tier three bonus shares!

let architects sing

of aesthetics that bring

rich clients in hordes to their knees

just give me a home

in a great circle dome

where stresses and strains are at ease

~Bucky (CALL ME TRIMTAB)



Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Geoship has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Geoship be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

[SHOW MORE UPDATES]

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Sean Stobart `11 INVESTMENTS` 11 minutes ago
Morgan,
I really like what you are trying to do & love your leadership team.
I usually only invest into these companies if they have raised $1M, do you plan on extending your campaign to get up to that max raise limit of $1M or not? Please advise so I can budget here accordingly.
Can we help you raise the $1M?!
Thank you, all the best!

Craig Vom Lehn `SE OWNER` `27 INVESTMENTS` a day ago
I'm more interested in GeoRok. I live in the SouthWest (Arizona) and a lot of our homes are covered in stucco. Seems like a house could be stucco'd with GeoRok?

> **Morgan Bierschenk** - **Geoship** a day ago
> Hi Craig - Yes, we will be supplying plaster for interior and exterior applications. The GeoRok plaster is extremely strong (even bulletproof) and reflects >80% of radiant heat. We plan to have the GeoRok plaster product fully to market late this year or early next year.

Woyengikuro Yaboh `SE OWNER` `14 INVESTMENTS` `INVESTED` 2 days ago
I invested in this company but not yet sure what's going on with anything concerning the company. How are things coming?

Also, I noticed the fundraising has halted for quit a while now and was wondering if it will be better to end this section of fundraising and re-run a new campaign on start engine with an increase price per share of course and see how well we attract new investors. Is that doable?

> **Morgan Bierschenk** - **Geoship** a day ago
> Hi Woyengikuro! We have some very exciting updates we hope to share next week. These are big developments that we've been working on for the last 2 months. Game changers.
>
> We've also begun renting a new manufacturing facility, and we're starting to get all the capital equipment purchased and moved in.
>
> We've also been working on some new video content, and a social media campaign to drive more people to this page. That's all launching today - on Earth Day.
>
> So we are very confident this campaign will reach the $1M goal. And we plan to continue raising capital through StartEngine, with additional campaigns and higher funding goals later this year and next year, as we deliver on our promises.
>
> Stay tuned...
>
> All the best,
>
> Morgan

Hal Knowles `1 INVESTMENT` `INVESTED` 5 days ago
Dear Morgan and the Geoship Team,

After considerable research into your offering and your team's experience, qualifications, and vision, my family and I have committed our initial investment into Geoship.

As someone who works for a state university with my retirement dictated entirely by my state managed pension plan (and the boxed-in thinking of mutual fund managers), this is the first investment I have ever personally made in an individual company. I am proud that this company is Geoship as your mission focus on planet (ecology), place (culture), people (society), and prosperity (a just economy) align with my life's work. As a academician with professional experience in both construction management and systems ecology, the innovative solutions you aim to birth into our world feel like exactly the kind of investment I was always meant to make.

Beyond my initial financial commitment, I am also willing to invest my own capacities as an academician, if/when they may be of benefit. So I welcome you and your team to communicate with me as you deem necessary. In the near term, I'd like to offer a resource in rebuttal of Martin T.'s comments and concerns about R-value. While I understand his concerns from a conventional cognition of building science, I encourage him to learn more about fractal geometry, thermodynamics, and systems thinking. Below is a publication the exemplifies how fractal geometry can be utilized for building material and envelope design to reduce heat transfer.

Sakai, S., Nakamura, M., Furuya, K., Amemura, N., Onishi, M., Iizawa, I., Nakata, J., Yamaji, K., Asano, R., & Tamotsu, K. (2011). Sierpinski's forest: New technology of cool roof with fractal shapes. Energy and Buildings, Vol. 55, December 2012, pp. 28-34. https://doi.org/10.1016/j.enbuild.2011.11.052

My biggest concern at this point in your plans is water intrusion. Plan and design for it.

There is so much more I could say, but I'd like to end by sharing these words of encouragement for your team. I don't believe in the dying paradigm of brittle systems, fail safes, and corporate cultures of command and control. While I would prefer my investment to "be the change" I wish to see in the world, I believe you are "safe to fail" and iteratively learn and lead. These innovations you foresee are coming, one way or another, in some place and time. Why not us? Why not now? Be brave, be bold, and don't hold back.

Godspeed my friends!

Morgan Bierschenk   **- Geoship**   a day ago
Thanks so much Hal!

We have plan A, B, C, D, and E for water intrusion. There are many ways to plan and design for it. Fortunately, the inorganic polymer material science makes it simple. Because our ceramic mix designs create water-proof cold joints (sheer bond strength >6,000 PSI), and have extremely low coefficient of linear expansion.

The linear expansion coefficient is around 10^{-10}. About 100,000 times less than normal portland concrete. Our material is also highly crystalline and absorbs very little water.

Also, if water intrusion did happen, the dome would simply dry out, because even the insulation is cellular ceramic. So there is nothing to mold or rot. Finally, repairs and resurfacing can be done with the same ceramic material. The whole dome can be coated in a very thin layer of ceramic paint.

So water intrusion becomes easy with the inorganic polymers. The ceramic composite architecture will become FAR lighter and stronger than concrete, steel, or wood architecture.

It's really an honor to have you on board with us!

We have some amazing updates coming in the next week or two, big game changers we've been working on for months.

With Gratitude,

Morgan

Paul Hiro Cohen-Tannugi `1 INVESTMENT` `INVESTED` 9 days ago

Dear Geoship,

I'm so excited to have stumbled upon your company by pure happenstance, while reading Bucky's book Critical Path. As a millenial, owning a home with my partner under current circumstances seems like a distant dream, and quite literally a "mortgage" (bind to death). This, however is something that fits my vision of a regenerative future I'd love to participate, and more likely to afford.

I have some a few questions:
- As a small-stake investor (<$1000), what would I realistically get in return for my investment?
- I currently reside in the Netherlands (and will likely move in a few years). Would this be available overseas (if not initially, perhaps in the future?)?
- How will you ensure quality of the product materials and service to buyers?
- Will the domes be furnished (i.e., kitchen, toilets, bath/shower, beds)? I'm a big fan of Vortexing water and would love to combine that with grey-water system and/or compost-toilet (I guess I'd like to have the flexibility of doing that if I wanted to)
- Will you in the future consider developing partnerships with, say, hemp or bamboo growers, or other businesses that may provide building materials? I'd like to know how integrated this would be with local, green (blue) entrepreneurship, so that perhaps as an example, I may not only be able to live in one of those, but also make a create a livelihood to help others acquire one as well.

Last but not least, thank you for your commitment to this ambitious and incredible idea. Everything inside me screams "this-is-it!" but I've never invested money in anything yet, and I'd like to know more before taking the jump.
Thank you so much, and I look forward to be part of this!
Kindly,
Paul

> **Morgan Bierschenk** - **Geoship** 9 days ago
> Hi Paul!
>
> Really appreciate your words and would love to have you on board with us! As a $1,000 investor you will receive 1,851 shares of stock. This is ownership. As Geoship grows, the value of your stock will grow. In addition to the stock, perks include early access to reservations, a $499.50 dome discount, and the opportunity to win a free dome. These perks are described above.
>
> SEC regulations prevent me from doing any calculations for you, or even hinting that the stock price will increase in the future. But, I believe we have the opportunity to build a giant company with sustained organic growth that happens for decades. You'll have to do the math and weigh the potential upside against the potential downside.
>
> Personally I am 100% invested in Geoship, I have not even a dime saved or invested anywhere else. So I obviously cannot offer impartial advice! I believe founders should be all-in, and I am definitely all in.
>
> Yes, we plan to expand overseas. The raw materials are available all around the world, everywhere. The geodesic is universal and transcends all cultural norms. The bioceramic domes will be excellent in every climate, from the desert, to the arctic, to the tropical jungles, and everything in between.
>
> Customers will own a significant portion of the company, just for being customers. If you invest and buy a dome, you'll have investor shares + customer shares. Because the customers have ownership, they will have a voice on our board of directors, and this will help ensure quality and service.
>
> We plan to build a whole "cottage industry" around the domes. Including furniture and regenerative systems, like water votexing, and recycling.
>
> Yes, we are already starting to partner with hemp growers and other small businesses with emerging technologies that can be synergistic with the bioceramic dome.
>
> You're so welcome! Keep in mind you are investing in the very first round of fundraising, almost nobody knows about us yet. We're just getting started and will grow fast. Take your time reading through the campaign page above, there are a lot of links to help you

understand the technology and market better.

To the future,

Morgan

Jerry Cariello SE OWNER 3 INVESTMENTS 10 days ago
Hay, Thanks for the Response Morgan!!! Sorry about the Push ,lol, I was just curious!
I will Invest as Stated, Hopefully I do get an Opportunity to Invest more as well (Time-frame)
Would Love to see this Great Idea become a Reality, I think a lot more people would invest in this
if they knew about it... StartEngine is also awesome, but newer platform! I wish you Guys the
Best!
Thank's again for the Response.

Jerry Cariello SE OWNER 3 INVESTMENTS 10 days ago
Morgan?

Morgan Bierschenk - Geoship 10 days ago
Hey Jerry! I try to only check this once every 24 hours. Responding now to your questions
below!

(**SHOW MORE COMMENTS**)

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE



// // //

VIDEO TRANSCRIPT

Geoship Launch Video Script

Personal Story

What does it feel like to be FULLY alive? We were both on a journey to understand this question. What we found is that it comes down to healthy relationships — with yourself, with nature, and with your community.

So we asked ourselves — WHY should this be so hard and HOW can belonging — and a home on the land — become a basic human right?

Mission

We founded Geoship with a mission to design and produce affordable regenerative homes.

Technology Backstory

Our technology originates from two of the great minds of our time — the Legendary Material Science Professor Rustum Roy and the Polymath Inventor Buckminster Fuller.

Bucky said the geodesic domes they were building looked like wooden spaceships. He predicted it would take 50-100 years for the material science to catch up to his new geometry. Right on cue — In 2004 — Rusty Roy's new ceramic material science was announced to the world.

Product: All Ceramic

Bioceramic domes bypass all conventional building materials. The framing, insulation, and panels are all bioceramic hemp composites — 100% non-toxic and bioactive. The chemical composition is similar to bones and shells.

Product: Affordable

This is life-enhancing mass-production technology. It enables the leap onto a whole new housing affordability curve.

Product: Resilient

Geoship domes are engineered to last for over 500 years. The ceramic is fireproof to 2,300 degrees and provides no food for mold or insects. The homes can be repaired and resurfaced with the same material. The dome structure is the most hurricane and earthquake-proof structure known to man.

Product: Zero-Carbon

Bioceramic domes naturally sequester CO2, maximize energy efficiency, and could be carbon-

negative.

Product: Healthy

Bioceramic domes mimic the natural light, water, and electromagnetic environment. They're designed to restore the conditions that humans evolved with on Earth.

What's the problem?

When we realized that by revolutionizing homebuilding we're providing solutions to Affordable housing, Homelessness, Climate Change, Chronic Disease, and Loneliness.....our determination went off -- the -- charts — Bioceramic domes are COMING - and it's everybody or nobody.

Crisis - Affordability

The Average American can no longer afford a home in 74% of the country and at least 1.4 million Americans experience homelessness each year.

Crisis - Climate Change

Building construction and operation accounts for 40% of global CO_2 emissions and 40% of landfill waste.

Crisis - Chronic Disease

Conventional homes are laden with toxic chemicals and more than HALF have potentially harmful levels of mold.

Crisis - Disconnection

Single-family zoning and the boxes we live in disconnect us from one another and the natural world. Loneliness has become a public health crisis.

Why Us?

With deep experience in Community Architecture, Green Ceramic Manufacturing, CNC Mold Making, and Human-Centered Design, our team can start bioceramic dome production in 6-12 months.

Social Proof

[Zappos Video] [Eric Corey Freed Video]

Value Proposition

Bioceramics are a general-purpose technology. We're exploring partnerships for a wide range of applications across the built environment, like fireproofing, hydroponic systems, 3D printing, and infrastructure repair. Almost anywhere polymers like epoxy are used today.

The raw minerals can be harvested from seawater desalination plants, waste-water treatment plants, and many other non-toxic waste stream sources. Old bioceramic panels can be recycled

into new bioceramic panels.

Call To Action - Opportunity

The mission is exciting, the technology is amazing, but at the end of the day, it comes down to culture and organization.

We're structuring Geoship to become an infinite company, owned by the people, in service to the Earth. Instead of compromising our social purpose for venture capital, we're looking to build a community of purpose-aligned investors.

Together we can transform the future of home, and create a new paradigm of living in harmony with nature.

LAS VEGAS (FOX5) Video

Clark County officials saw a proposal for a low-cost homeless housing project on Tuesday.

A start-up company called Geoship submitted the proposal that includes futuristic structures called geodesic domes.

The structures are made of bio-ceramics and fit together much like Legos.

Online retailer Zappos, based in downtown Las Vegas, partnered with Geoship to get the project off the ground.

"The main thing that attracted us to Geoship was they have a very unique solution. It's different, it's thinking outside the box, it's not your typical shelter proposal or even housing proposal," said Tyler Williams of Zappos.

According to the proposal, the domes are fire-proof up to 2,300 degrees Fahrenheit, reflect heat to keep the interior cool during hot Las Vegas summers and are extremely durable.

"The product is very unique in that it is sustainable, it's low cost, it's highly durable, it's super safe. So bio-ceramics to us was a very good approach providing low cost, sustainable shelters," said Williams.

Geoship said it can deliver a 200-square-foot model for $30,000. Clark County officials would first have to award the contract to Geoship before construction can start.

Geoship said if it is given the contract to build, the start-up could break ground in fall 2020.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
ARTICLES OF INCORPORATION

OF

GEOSHIP S.P.C.

Pursuant to RCW 23B.10.060 and 23B.10.070 of the Washington Business Corporation Act (the "*Act*"), the following constitutes the Amended and Restated Articles of Incorporation (the "*Articles*") of Geoship S.P.C., a Washington social purpose corporation (the "*Corporation*").

ARTICLE 1
NAME

The name of this corporation is Geoship S.P.C.

ARTICLE 2
DURATION

This corporation is organized under the Washington Business Corporation Act as a social purpose corporation and shall have perpetual existence.

ARTICLE 3
PURPOSE AND POWERS

The purpose and powers of this corporation are as follows:

3.1   To engage in any lawful business.

3.2   The general social purpose for which this corporation is organized is promoting the positive short-term or long-term effects, and minimizing the adverse short-term or long-term effects, of the corporation's activities upon the corporation's employees, suppliers, customers, and the local, state, national and world community, and the environment.

3.3   The specific social purpose of this corporation is to build affordable homes in regenerative communities that nurture the human spirit.

3.4   To engage in any and all activities that, in the judgment of the Board of Directors, may at any time be incidental or conducive to the attainment of the foregoing purpose.

3.5   To exercise any and all powers that a corporation formed under the Act, or any amendment thereto or substitute therefor, is entitled at the time to exercise.

3.6   The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of this corporation.

ARTICLE 4
CAPITAL STOCK

4.1   **Authorized Capital.** The corporation shall have authority to issue Thirty Million (30,000,000) shares of stock in the aggregate. Such shares shall be divided into two classes as follows:

(a)   Twenty-Five Million (25,000,000) shares of common stock, $0.0001 par value per share.

(b)   Five Million (5,000,000) shares of preferred stock, $0.0001 par value per share. The shares of said preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

Within any limits stated in these Articles or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

The authority herein granted to the Board of Directors to determine the relative rights and preferences of the preferred stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Unless otherwise expressly provided in the designation of the rights and preferences of a series of preferred stock, a distribution in redemption or cancellation of shares of common stock or rights to acquire common stock held by a former employee or consultant of the corporation or any of its affiliates may, notwithstanding RCW 23B.06.400(2)(b), be made without regard to the preferential rights of holders of shares of that series of preferred stock.

GEO016-0001 6050406

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

4.2   **Issuance of Certificates.** The Board of Directors shall have the authority to issue shares of the capital stock of this corporation and the certificates therefor subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further reasonable purpose.

4.3   **No Cumulative Voting.** Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

4.4   **No Preemptive Rights.** No shareholder of this corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof.

4.5   **Quorum for Meeting of Shareholders.** A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy. In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

4.6   **Authorization to Act by Less Than Unanimous Written Consent of Shareholders.** In any matter requiring shareholder action, the shareholders may act without a meeting by less than unanimous approval of all shareholders entitled to vote on or approve the action, to the extent permitted by and in accordance with RCW 23B.07.040 (or any successor statute of the Act). No period of advance notice is required to be provided to nonconsenting shareholders prior to the effectiveness of the less than unanimous shareholder approval, except as may be required by the Act.

GEO016-0001 6050406

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

4.7 **Reduced Voting Requirements.** The provisions of this <u>Section 4.7</u> are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of this corporation for which the Act requires (unless these Articles or the Act provide otherwise) the approval of two-thirds of the votes in each voting group entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes in each voting group entitled to be cast on such matter shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution. In addition, except as otherwise provided in these Articles, as amended from time to time, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f) or 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges) is hereby explicitly denied.

4.8 **Contracts with Interested Shareholders.** Subject to the limitations set forth in RCW 23B.19.040 (if applicable), to the extent applicable:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

4.9 **Ratification by Shareholder Vote.** Subject to the requirements of RCW 23B.08.730 and 23B.19.040, if applicable, any contract, transaction, or act of the corporation or of any director or officer of the corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the corporation.

ARTICLE 5
DIRECTORS

5.1 **Number of Directors.** Except as may be provided in these articles of incorporation as amended from time to time, the number of directors of the corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws.

GEO016-0001 6050406

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

5.2   Authority of Board of Directors to Amend Bylaws.   Subject to the limitation(s) of RCW 23B.10.210, and subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board of Directors is expressly authorized to make, amend, or repeal the Bylaws of the corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

5.3   Contracts with Interested Directors.   Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

(a)   The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b)   Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

5.4   Indemnification of Directors, Officers, Employees and Agents.   The capitalized terms in this Section 5.4 shall have the meanings set forth in RCW 23B.08.500.

(a)   The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 or 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B.08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

(b)   The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Corporation or, who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

(c)   If, after the effective date of this Section 5.4, the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

(d)   To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 5.4 shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Section 5.4 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such. Any amendment to or repeal of this Section 5.4 shall not adversely affect any right or protection of a Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

(e)   If any provision of this Section 5.4 or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this Section 5.4, and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

5.5   **Limitation of Directors' Liability.** To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this Section 5.5 shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE 6
OTHER MATTERS

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

6.1 **Amendments to Articles of Incorporation.** Except as otherwise provided in these Articles, as amended from time to time, the corporation reserves the right to amend, alter, change, or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute. All rights of shareholders of the corporation are subject to this reservation. A shareholder of the corporation does not have a vested property right resulting from any provision of these Articles of Incorporation.

6.2 **Correction of Clerical Errors.** The corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.

Executed this 26th day of July, 2017.

By:
Morgan Bierschenk, Incorporator



CERTIFICATE TO AMENDED & RESTATED ARTICLES
OF GEOSHIP SPC

The undersigned, being all of the members of the board of directors (the "***Board***") of Geoship, a Washington corporation (the "***Company***"), acting pursuant to RCW 23B.08.210 without the necessity of formal meetings, hereby waive all notices, statutory and otherwise, and DO HEREBY UNANIMOUSLY ADOPT the following resolutions and DO HEREBY UNANIMOUSLY CONSENT to the taking of the actions therein set forth:

AMENDED AND RESTATED ARTICLES OF INCORPORATION

WHEREAS, the Board has determined that it is in the best interests of the Company to amend its Articles of Incorporation to Geoship SPC, as such changes are set forth in the Amended and Restated Articles of Incorporation in substantially the form attached hereto as Exhibit A (the "***Restated Articles***"); now, therefore, it is hereby:

RESOLVED, that the Amended and Restated Articles of Incorporation attached are hereby approved and adopted; and

FURTHER RESOLVED, that the Board Of Directors and the Shareholders of the Company approve and adopt the amendments and restatements contained in the Restated Articles; and

FURTHER RESOLVED, that the officers of the Company and the shareholders approve the Restated Articles; and

> FURTHER RESOLVED, that the Restated Articles are approved by the Board Of Directors, and by the shareholders, and the officers of the Company are authorized and directed to execute said Restated Articles and cause it to be filed with the office of the Secretary of State of the State of Washington in accordance with RCW 23B.10.030 and 23B.10.040

GENERAL AUTHORIZATION

FURTHER RESOLVED, that the officers of the Company are hereby authorized to take all actions that such officer deems necessary or appropriate to carry out the foregoing resolutions.

[Signature pages follow]

GEO016-0001 6050406

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

This Consent may be executed in counterparts, each of which shall be an original, but all of which together shall constitute the same document. Delivery of an originally executed signature page or pages hereto, a counterpart signature page, or a photocopy thereof transmitted by telephone facsimile or similar electronic transmission, shall be as effective as delivery of a manually signed counterpart of this Consent.



Founder, Director, Chief Executive Officer
12/20/2019

**AMENDED AND RESTATED
ARTICLES OF INCORPORATION**

OF

GEOSHIP S.P.C.

Pursuant to RCW 23B.10.060 and 23B.10.070 of the Washington Business Corporation Act (the "*Act*"), the following constitutes the Amended and Restated Articles of Incorporation (the "*Articles*") of Geoship S.P.C., a Washington social purpose corporation (the "*Corporation*").

ARTICLE 1
NAME

The name of this corporation is Geoship S.P.C.

ARTICLE 2
DURATION

This corporation is organized under the Washington Business Corporation Act as a social purpose corporation and shall have perpetual existence.

ARTICLE 3
PURPOSE AND POWERS

The purpose and powers of this corporation are as follows:

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

3.1   To engage in any lawful business.

3.2   The general social purpose for which this corporation is organized is promoting the positive short-term or long-term effects, and minimizing the adverse short-term or long-term effects, of the corporation's activities upon the corporation's employees, suppliers, customers, and the local, state, national and world community, and the environment.

3.3   The specific social purpose of this corporation is to build affordable homes in regenerative communities that nurture the human spirit.

3.4   To engage in any and all activities that, in the judgment of the Board of Directors, may at any time be incidental or conducive to the attainment of the foregoing purpose.

3.5   To exercise any and all powers that a corporation formed under the Act, or any amendment thereto or substitute therefor, is entitled at the time to exercise.

3.6   The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of this corporation.

ARTICLE 4
CAPITAL STOCK

4.1   **Authorized Capital.** The corporation shall have authority to issue Thirty Million (30,000,000) shares of stock in the aggregate. Such shares shall be divided into two classes as follows:

(a)   Twenty-Five Million (25,000,000) shares of common stock, $0.0001 par value per share.

(b)   Five Million (5,000,000) shares of preferred stock, $0.0001 par value per share. The shares of said preferred class may be divided into and issued in series. Authority is vested in the Board of Directors, subject to the limitations and procedures prescribed by law, to divide any part or all of such preferred class into any number of series, to fix and determine relative rights and preferences of the shares of any series to be established, and to amend the rights and preferences of the shares of any series that has been established but is wholly unissued.

Within any limits stated in these Articles or in the resolution of the Board of Directors establishing a series, the Board of Directors, after the issuance of shares of a series, may amend

GEO016-0001 6050406

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

the resolution establishing the series to decrease (but not below the number of shares of such series then outstanding) the number of shares of that series, and the number of shares constituting the decrease shall thereafter constitute authorized but undesignated shares.

The authority herein granted to the Board of Directors to determine the relative rights and preferences of the preferred stock shall be limited to unissued shares, and no power shall exist to alter or change the rights and preferences of any shares that have been issued.

Unless otherwise expressly provided in the designation of the rights and preferences of a series of preferred stock, a distribution in redemption or cancellation of shares of common stock or rights to acquire common stock held by a former employee or consultant of the corporation or any of its affiliates may, notwithstanding RCW 23B.06.400(2)(b), be made without regard to the preferential rights of holders of shares of that series of preferred stock.

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

4.2   Issuance of Certificates. The Board of Directors shall have the authority to issue shares of the capital stock of this corporation and the certificates therefor subject to such transfer restrictions and other limitations as it may deem necessary to promote compliance with applicable federal and state securities laws, and to regulate the transfer thereof in such manner as may be calculated to promote such compliance or to further reasonable purpose.

4.3   No Cumulative Voting. Shareholders of this corporation shall not have the right to cumulate votes for the election of directors.

4.4   No Preemptive Rights. No shareholder of this corporation shall have, solely by reason of being a shareholder, any preemptive or preferential right or subscription right to any stock of this corporation or to any obligations convertible into stock of this corporation, or to any warrant or option for the purchase thereof.

4.5   Quorum for Meeting of Shareholders. A quorum shall exist at any meeting of shareholders if a majority of the votes entitled to be cast is represented in person or by proxy. In the case of any meeting of shareholders that is adjourned more than once because of the failure of a quorum to attend, those who attend the third convening of such meeting, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors, provided that the percentage of shares represented at the third convening of such meeting shall not be less than one-third of the shares entitled to vote.

4.6   Authorization to Act by Less Than Unanimous Written Consent of Shareholders. In any matter requiring shareholder action, the shareholders may act without a meeting by less than unanimous approval of all shareholders entitled to vote on or approve the action, to the extent permitted by and in accordance with RCW 23B.07.040 (or any successor statute of the Act). No period of advance notice is required to be provided to nonconsenting shareholders prior to the effectiveness of the less than unanimous shareholder approval, except as may be required by the Act.

GEO016-0001 6050406

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

4.7   Reduced Voting Requirements.   The provisions of this <u>Section 4.7</u> are specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030, 23B.12.020 and 23B.14.020, in accordance with RCW 23B.07.270. In the case of any matter submitted to a vote of the shareholders of this corporation for which the Act requires (unless these Articles or the Act provide otherwise) the approval of two-thirds of the votes in each voting group entitled to be cast thereon, the approval of a majority, rather than two-thirds, of the votes in each voting group entitled to be cast on such matter shall be sufficient for such matter to be approved. Without limiting the generality of the foregoing, such matters are intended to include, to the extent not inconsistent with the Act, amendments to these Articles, mergers and share exchanges, sales of assets other than in the ordinary course of business, and dissolution. In addition, except as otherwise provided in these Articles, as amended from time to time, the application of separate voting group rights under RCW 23B.10.040(1)(a), (e) or (f) or 23B.11.035 (or any related section concerning voting group rights as to mergers or share exchanges) is hereby explicitly denied.

4.8   Contracts with Interested Shareholders. Subject to the limitations set forth in RCW 23B.19.040 (if applicable), to the extent applicable:

(a)   The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its shareholders and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b)   Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the shareholder's having an interest in the contract or transaction.

4.9   Ratification by Shareholder Vote.   Subject to the requirements of RCW 23B.08.730 and 23B.19.040, if applicable, any contract, transaction, or act of the corporation or of any director or officer of the corporation that shall be authorized, approved, or ratified by the affirmative vote of a majority of shares represented at a meeting at which a quorum is present shall, insofar as permitted by law, be as valid and as binding as though ratified by every shareholder of the corporation.


ARTICLE 5
DIRECTORS


5.1   Number of Directors.   Except as may be provided in these articles of incorporation as amended from time to time, the number of directors of the corporation shall be fixed as provided in the Bylaws and may be changed from time to time by amending the Bylaws.

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

5.2 **Authority of Board of Directors to Amend Bylaws.** Subject to the limitation(s) of RCW 23B.10.210, and subject to the power of the shareholders of the corporation to change or repeal the Bylaws, the Board of Directors is expressly authorized to make, amend, or repeal the Bylaws of the corporation unless the shareholders in amending or repealing a particular bylaw provide expressly that the Board of Directors may not amend or repeal that bylaw.

5.3 **Contracts with Interested Directors.** Subject to the limitations set forth in RCW 23B.08.700 through 23B.08.730:

(a) The corporation may enter into contracts and otherwise transact business as vendor, purchaser, lender, borrower, or otherwise with its directors and with corporations, associations, firms, and entities in which they are or may be or become interested as directors, officers, shareholders, members, or otherwise.

(b) Any such contract or transaction shall not be affected or invalidated or give rise to liability by reason of the director's having an interest in the contract or transaction.

5.4 **Indemnification of Directors, Officers, Employees and Agents.** The capitalized terms in this Section 5.4 shall have the meanings set forth in RCW 23B.08.500.

(a) The Corporation shall indemnify and hold harmless each individual who is or was serving as a Director or officer of the Corporation or who, while serving as a Director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any and all Liability incurred with respect to any Proceeding to which the individual is or is threatened to be made a Party because of such service, and shall make advances of reasonable Expenses with respect to such Proceeding, to the fullest extent permitted by law, without regard to the limitations in RCW 23B.08.510 through 23B.08.550 or 23B.08.560(2); provided that no such indemnity shall indemnify any Director or officer from or on account of (1) acts or omissions of the Director or officer finally adjudged to be intentional misconduct or a knowing violation of law; (2) conduct of the Director or officer finally adjudged to be in violation of RCW 23B.08.310; or (3) any transaction with respect to which it was finally adjudged that such Director or officer personally received a benefit in money, property, or services to which the Director or officer was not legally entitled.

Work Order #: 2019122000627447 - 1
Received Date: 12/26/2019
Amount Received: $80.00

(b)   The Corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the Corporation or, who, while a director, officer, employee, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against Liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the Corporation would have power to indemnify the individual against such Liability under RCW 23B.08.510 or 23B.08.520.

(c)   If, after the effective date of this Section 5.4, the Act is amended to authorize further indemnification of Directors or officers, then Directors and officers of the Corporation shall be indemnified to the fullest extent permitted by the Act.

(d)   To the extent permitted by law, the rights to indemnification and advance of reasonable Expenses conferred in this Section 5.4 shall not be exclusive of any other right which any individual may have or hereafter acquire under any statute, provision of the Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Section 5.4 shall be a contract right upon which each Director or officer shall be presumed to have relied in determining to serve or to continue to serve as such. Any amendment to or repeal of this Section 5.4 shall not adversely affect any right or protection of a Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment or repeal.

(e)   If any provision of this Section 5.4 or any application thereof shall be invalid, unenforceable, or contrary to applicable law, the remainder of this Section 5.4, and the application of such provisions to individuals or circumstances other than those as to which it is held invalid, unenforceable, or contrary to applicable law, shall not be affected thereby.

5.5   Limitation of Directors' Liability. To the fullest extent permitted by the Act, as it exists on the date hereof or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for conduct as a director. Any amendment to or repeal of this Section 5.5 shall not adversely affect a director of this corporation with respect to any conduct of such director occurring prior to such amendment or repeal.

ARTICLE 6
OTHER MATTERS

6.1   Amendments to Articles of Incorporation. Except as otherwise provided in these Articles, as amended from time to time, the corporation reserves the right to amend, alter, change, or repeal any provisions contained in these Articles in any manner now or hereafter prescribed or permitted by statute. All rights of shareholders of the corporation are subject to this reservation. A shareholder of the corporation does not have a vested property right resulting from any provision of these Articles of Incorporation.

6.2   Correction of Clerical Errors. The corporation shall have authority to correct clerical errors in any documents filed with the Secretary of State of Washington, including these Articles or any amendments hereto, without the necessity of special shareholder approval of such corrections.

Executed this 26th day of July, 2017.

By:
Morgan Bierschenk, Incorporator

